

December 4, 2017

By E-Mail

Douglas K. Schnell, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050

> **Re: Deckers Outdoor Corporation**
> **Definitive Additional Materials on Schedule 14A**
> **Filed on December 1, 2017**
> **File No. 001-36436**

Dear Mr. Schnell:

We have reviewed your filing and have the following comments.

Definitive Additional Soliciting Materials filed December 4, 2017

1.   We note your disclosure that while Glass Lewis recommended that security holders vote for your entire slate of nominees, ISS recommended a vote on your card. Please revise your disclosure to clarify whether ISS recommended a vote for less than all of your nominees (and name any such nominees for which ISS did not make a favorable recommendation), such that your disclosure is complete.

2.   Please provide us supplemental support for statements attributed to Glass Lewis and ISS.

Please direct any questions to me at (202) 551-3619 or Frank Pigott (Staff Attorney) at 202-551-3570.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions